SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                              Alfacell Corporation
                                (Name of Issuer)

                     Common Stock, $.001 par value per share
                         (Title of Class of Securities)

                                    015404106
                                 (CUSIP Number)

                                   May 6, 2005
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_|   Rule 13d-1(b)
      |X|   Rule 13d-1(c)
      |_|   Rule 13d-1(d)

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                                                                     Page 2 of 6


CUSIP NO. 015404106

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     James O. McCash
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION


     Mr. McCash is a citizen of the United States of American and a resident of the State of Michigan.
--------------------------------------------------------------------------------
               5.   SOLE VOTING POWER

                    3,652,991(1)(2)(3) (includes 120,000 shares subject to
                    warrants).
               -----------------------------------------------------------------
  NUMBER OF    6.   SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           3,652,991(1)(2)(3) (includes 120,000 shares subject to
    WITH            warrants).
               -----------------------------------------------------------------
               8.   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,652,991(1)(2)(3) (includes 120,000 shares subject to warrants).
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     10.0%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------
(1) 3,599,323 of these shares are held by the James O. McCash Trust, for which this Reporting Person is the Trustee. The Reporting Person disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein, and the inclusion of these shares in this statements shall not be deemed an admission of beneficial ownership of the reported shares for any purpose.

(2) On November 12, 2004, a convertible note, held by the James O. McCash Trust, with a principal amount of $100,000, came due and converted into 224,931 shares of common stock which were retained by the Trust and 224,931 shares subject to warrants which were gifted by the Trust to the McCash Family Limited Partnership. Both the 224,931 shares of common stock and the 224,931 shares subject to warrants were reported by the Reporting Persons on the initial Schedule 13G filed September 24, 2004.

(3) On May 6, 2005, a convertible note, held by the James O. McCash Trust, with a principal amount of $200,000, came due and converted into 1,199,890 shares of common stock which were retained by the Trust and are included in the amounts being reported by both Reporting Persons on this Schedule 13G and an aggregate total of 1,399,890 shares subject to warrants which were gifted to the McCash Family Limited Partnership and are not included in the amounts being reported by either Reporting Person on this Schedule 13G.

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                                                                     Page 3 of 6


CUSIP NO. 015404106

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     James O. McCash Trust
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION


     The Trust was formed pursuant to the laws of the State of Michigan.
--------------------------------------------------------------------------------
               5.   SOLE VOTING POWER

                    3,599,323(2)(3) (includes 120,000 shares subject to
                    warrants).
  NUMBER OF    -----------------------------------------------------------------
   SHARES      6.   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY          0
    EACH       -----------------------------------------------------------------
  REPORTING    7.   SOLE DISPOSITIVE POWER
   PERSON
    WITH            3,599,323(2)(3)
               -----------------------------------------------------------------
               8.   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,599,323(2)(3) (includes 120,000 shares subject to warrants).
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.8%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------
(2) On November 12, 2004, a convertible note, held by the James O. McCash Trust, with a principal amount of $100,000, came due and converted into 224,931 shares of common stock which were retained by the Trust and 224,931 shares subject to warrants which were gifted by the Trust to the McCash Family Limited Partnership. Both the 224,931 shares of common stock and the 224,931 shares subject to warrants were reported by the Reporting Persons on the initial Schedule 13G filed September 24, 2004.

(3) On May 6, 2005, a convertible note, held by the James O. McCash Trust, with a principal amount of $200,000, came due and converted into 1,199,890 shares of common stock which were retained by the Trust and are included in the amounts being reported by both Reporting Persons on this Schedule 13G and an aggregate total of 1,399,890 shares subject to warrants which were gifted to the McCash Family Limited Partnership and are not included in the amounts being reported by either Reporting Person on this Schedule 13G.

This Amendment No. 1 amends and supplements the Schedule 13G filed by the Reporting Persons on September 24, 2004, relating to the Common Stock, no par value of Alfacell Corporation, a Delaware corporation.

Item 1(a).  Name of issuer:

            Alfacell Corporation

Item 1(b).  Address of issuer's principal executive offices:

            225 Belleville Avenue
            Bloomfield, NJ 07003

Item 2(a).  Names of person filing:

            James O. McCash Trust and James O. McCash, as trustee

Item 2(b).  Address of principal business office:

            N3820 S. Grand Oak Drive, Iron Mountain, MI 49801

Item 2(c).  Citizenship:

            James O. McCash is a citizen of the United States of America, residing in the State of Michigan.

Item 2(d).  Title of class of securities:

            Common Stock, $.001 par value per share

Item 2(e).  CUSIP No.:

            015404106

Item 3. If this statement is filed pursuant to Secs. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

            (a)  |_| Broker or dealer registered under section 15 of the Act (15
                     U.S.C. 78o);

            (b)  |_| Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                     78c);

            (c)  |_| Insurance company as defined in section 3(a)(19) of the Act
                     (15 U.S.C. 78c);

            (d)  |_| Investment company registered under section 8 of the
                     Investment Company Act of 1940 (15 U.S.C. 80a-8);

            (e)  |_| An investment adviser in accordance with Sec.
                     240.13d-1(b)(1)(ii)(E);

            (f)  |_| An employee benefit plan or endowment fund in accordance
                     with Sec. 240.13d-1(b)(1)(ii)(F);

            (g)  |_| A parent holding company or control person in accordance
                     with Sec. 240.13d-1(b)(ii)(G);

            (h)  |_| A savings association as defined in Section 3(b) of the
                     Federal Deposit Insurance Act (12 U.S.C. 1813);

            (i)  |_| A church plan that is excluded from the definition of an
                     investment company under section 3(c) (14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

            (j)  |_| Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(J).

Item 4.     Ownership

The information in Items 5 through 11 on the cover pages on this Schedule 13G is hereby incorporated by reference.

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                                                                     Page 5 of 6


            (a) Amount beneficially owned: 3,652,991 shares, of which 53,668 shares held by James O. McCash directly and 3,599,323 shares held by the James O. McCash Trust (includes 120,000 shares subject to warrants).

            (b)   Percent of class: James O. McCash: 10.0% and James O. McCash
                  Trust: 9.8%

            (c)   Number of shares as to which the person has:

                  (i) Sole power to vote or to direct the vote: 3,652,991 shares, of which 53,668 shares held by James O. McCash directly and 3,599,323 shares held by the James O. McCash Trust (includes 120,000 shares subject to warrants).

                  (ii)  Shared power to vote or to direct the vote: 0

                  (iii) Sole power to dispose or to direct the disposition of:
                        3,652,991 shares, of which 53,668 shares held by James
                        O. McCash directly and 3,599,323 shares held by the James O. McCash Trust (includes 120,000 shares subject to warrants).

                  (iv)  Shared power to dispose or to direct the disposition of:
                        0

Item 5.     Ownership of 5 percent or Less of a Class: Not applicable

Item 6. Ownership of More than 5 Percent on Behalf of Another Person: Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person: Not applicable

Item 8. Identification and Classification of Members of the Group: Not applicable

Item 9.     Notice of Dissolution of Group:  Not applicable

Item 10.    Certifications

      The following certification shall be included if the statement is filed pursuant to Sec. 240.13d-1(c):

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having the purpose or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 6, 2005

                                                 JAMES O. MCCASH TRUST


                                                 By: /s/ James O. McCash
                                                 -------------------------------
                                                 Signature

                                                 James O. McCash, Trustee
                                                 -------------------------------
                                                 Name